Exhibit 12
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Nine Months Ended		For the Years Ended
	September 30,		December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in millions)
Earnings:
Income (loss) from continuing operations before income taxes	$(1,439)	$(2,365)	$(3,299)	$(3,494)	$(4,060)	$(29,775)	$1,483
Equity in losses of unconsolidated investments	1,283	848	1,286	803	64	3	6
Fixed charges	1,503	1,579	2,081	2,047	2,094	2,213	2,242
Interest capitalized	(304)	(10)	(13)	(12)	(123)	(127)	(113)
Amortization of interest capitalized	65	64	85	85	80	72	107
Earnings (loss), as adjusted	1,108	116	140	(571)	(1,945)	(27,614)	3,725
Fixed charges:
Interest expense, gross	724	1,114	1,464	1,450	1,362	1,433	1,533
Interest capitalized	304	10	13	12	123	127	113
Portion of rentals representative of interest	475	455	604	585	609	653	596
Fixed charges	1,503	1,579	2,081	2,047	2,094	2,213	2,242
Preferred stock dividends paid	—	—	—	—	—	—	3
Total fixed charges	1,503	1,579	2,081	2,047	2,094	2,213	2,242
Total fixed charges and preferred stock dividends	1,503	1,579	2,081	2,047	2,094	2,213	2,245
Ratio of combined earnings to fixed charges and preferred stock dividends	— (1)	— (2)	— (3)	— (4)	— (5)	— (6)	1.66

(1)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $395 million at September 30, 2011.

(2)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.5 billion at September 30, 2010.

(3)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.9 billion in 2010.

(4)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $2.6 billion in 2009.

(5)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $4.0 billion in 2008.

(6)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $29.8 billion in 2007.